News Release

MS&AD Insurance Group Holdings, Inc.
Listed on Tokyo and Nagoya Stock Exchanges (Code:8725)
Corporate Communications Dept. (Contact Us)



March 5, 2026

Name of Listed Company: MS&AD Insurance Group Holdings, Inc.
Name of Representative: Shinichiro Funabiki, President & CEO
Contact: Corporate Communications Dept.
                              https://www.ms-ad-hd.com/en/csr.html

Completion of Acquisition of 15% of Outstanding Common Stock of W. R. Berkley Corporation

Mitsui Sumitomo Insurance Co., Ltd. ("MSI") (President & CEO: Shinichiro Funabiki), a subsidiary of MS&AD Insurance Group Holdings, Inc. (Group CEO: Shinichiro Funabiki), has successfully completed its investment in W. R. Berkley Corporation ("WRB") through the acquisition of 15% of WRB's issued and outstanding common stock entitled to vote on the election of directors ("MSI Shares"). The investment was made pursuant to certain investment and voting agreements entered into by and between MSI and the founding family of WRB ("Family") on March 28, 2025 ("Investment and Voting Agreements"), as further detailed in our previous press release. All MSI Shares were purchased on the secondary market from public shareholders. No MSI Shares were acquired from WRB or the Family.

Pursuant to the Investment and Voting Agreements, the Family will recommend the nomination and election of an MSI Designee to WRB's Board of Directors (the "Board"), subject to review and approval by WRB's Nominating and Corporate Governance Committee and its Board in accordance with WRB's governance policies and procedures. Going forward, MSI and the Family intend to vote their respective shares of WRB common stock in alignment with each other, in accordance with the terms of the Investment and Voting Agreements.

MSI intends to pursue mutually beneficial strategic opportunities with WRB, and will reflect its share of WRB's earnings in its consolidated financial figures resulting from this investment in line with applicable equity accounting standards beginning March 31, 2026.

MSI intends to continue working closely with the Family to increase shareholder value for both MSI and WRB.

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